FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-184376-03
April 11, 2013

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-184376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-503-4611 or by emailing prospectus.cpdg@db.com.

This free writing prospectus does not contain all information that is required to be included in the  prospectus and the prospectus supplement.
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$580,370,000 (Approximate)
COMM 2013-CCRE7 Mortgage Trust
as Issuing Entity
Deutsche Mortgage & Asset Receiving Corporation
as Depositor
Cantor Commercial Real Estate Lending, L.P.
German American Capital Corporation
KeyBank National Association
as Sponsors and Mortgage Loan Sellers

COMM 2013-CCRE7 COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

This free writing prospectus relates to Deutsche Mortgage & Asset Receiving Corporation’s offering of Classes A-1, A-2, A-SB, A-3, A-4 and X-A of its COMM 2013-CCRE7 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated April 8, 2013 and filed with the Securities and Exchange Commission under accession number 0001539497-13-000249 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated April 8, 2013 and filed with the Securities and Exchange Commission under accession number 0001539497-13-000248 (the “Term Sheet”):

Structural Update

1.           Class A-4 and Class A-4FL Certificates.

The initial principal balance of the Class A-4 certificates, which were offered pursuant to the Free Writing Prospectus, has been increased from $203,430,000 to $273,430,000.  The Class A-4FL certificates, which were offered pursuant to the preliminary private placement memorandum dated April 8, 2013, are no longer being offered and the Class A-4FL and the Class A-4FX certificates will not be issued by the issuing entity and there will be no Class A-4FX regular interest related to the issuing entity.  Giving effect to the elimination of the Class A-4FL certificates and the

Class A-4FX certificates, the issuing entity will issue twenty-one (21) classes of commercial mortgage pass-through certificates.

2.            The assumed final distribution date for the Class A-1 Certificates is updated to September 2017.

3.            Revised Issue Characteristics.

Class	Initial Certificate Balance(1)	Approximate Initial Credit Support(2)	Description of Pass-Through Rate	Assumed Final Distribution Date(3)	Approximate Initial Pass-Through Rate	Weighted Average Life (Yrs.)(4)	Principal Window (Mos.)(4)	Anticipated Ratings (KBRA/Moody’s/ Morningstar)(5)
Offered Certificates
Class A-4	$273,430,000	30.000%	(6)	April 2023%		9.93	119 - 120	AAA(sf)/Aaa(sf)/AAA

(1)	Approximate; subject to a variance of plus or minus 5.0%.

(2)
Represents the approximate initial credit support for the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 Certificates, the Class A-3FL regular interest (to which the Class A-3FL and Class A-3FX certificates relate), in the aggregate.

(3)
The assumed final distribution date with respect to the Class A-4 Certificates is the distribution date on which the final distribution would occur for the Class A-4 Certificates based upon the assumption that no mortgage loan is prepaid prior to its stated maturity date or anticipated repayment date, as applicable, and otherwise based on modeling assumptions described in the Free Writing Prospectus.  The rated final distribution date for the Class A-4 Certificates is the distribution date in March 2046.  The actual performance and experience of the mortgage loans will likely differ from such assumptions.  See “Yield and Maturity Considerations” and “Ratings” in the Free Writing Prospectus.

(4)
The weighted average life and principal window during which distributions of principal would be received as set forth in the table with respect to the Class A-4 Certificates is based on (i) modeling assumptions and prepayment assumptions described in the Free Writing Prospectus, (ii) assumptions that there are no prepayments or losses on the mortgage loans and (iii) assumptions that there are no extensions of maturity dates and that mortgage loans with anticipated repayment dates are repaid on their respective anticipated repayment dates.

(5)
It is a condition to issuance of the Class A-4 Certificates that they receive the ratings set forth above.  See “Risk Factors—Risks Related to the Offered Certificates—Ratings of the Offered Certificates” and “Ratings” in the Free Writing Prospectus.

(6)
For any distribution date, the pass through rate on the Class A-4 Certificates will equal one of (i) a fixed per annum rate, (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360 day year consisting of twelve 30 day months) as of their respective due dates in the month preceding the month in which such distribution date occurs, (iii) a rate equal to the lesser of a specified pass through rate and the rate specified in clause (ii), or (iv) the rate specified in clause (ii), less a specified rate.

Collateral Update

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With respect to the mortgaged loan identified as Lowe’s of Bellevue on Annex A-1 to the Free Writing Prospectus, the description of such mortgage loan under “Risk Factors—Risks Related to the Offered Certificates—Risks Related to Prepayments and Repurchases of Mortgage Loans,” on page 101 of the Free Writing Prospectus should be revised to state:

For example, with respect to mortgaged property identified on Annex A-1 to this free writing prospectus as Lowe’s of Bellevue, securing a mortgage loan representing approximately 0.9% of the outstanding pool balance as of the cut-off date, in connection with a prior condemnation proceeding, the State of Washington and the related borrower have agreed to a final award in the amount of $1,500,000 in respect of the related taking.  Of that $1,500,000 award, it is anticipated that approximately $500,000 will be distributed to the borrower for payment to the tenant at the property pursuant to the terms of its lease with the remainder being distributed to the lender as a prepayment of the related mortgage loan.  Consequently, a prepayment on the related mortgage loan in an amount up to as much as approximately $1,000,000 is expected to occur in the near future.  If that prepayment occurs prior to the issuance of the certificates on the closing date for this transaction, the aggregate principal balance of each class of certificates issued by the issuing entity will be reduced pro rata based on their respective percentage of the initial outstanding pool balance and the initial outstanding pool balance will correspondingly be reduced.   If that prepayment occurs after the issuance of the certificates on the closing date for this transaction,  then such principal prepayment will be applied to principal on the Class A-1 certificates and such prepayment may adversely affect the yield to maturity of the Class X-A certificates.  Any such principal prepayment as a result of application of such prepayment amounts is not subject to payment by borrower of a prepayment premium or yield maintenance charge.
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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.
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IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.